SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Calendar Year Ended December 31, 2004

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable of the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Employees Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the six months ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 and the six months ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Whitley Penn
Fort Worth, Texas
March 18, 2005

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$7,831,287	$5,543,486
Common and collective trust	299,729	304,576
Tandy Brands Accessories, Inc. common stock	11,808,039	12,968,855
Participant loans	49,873	29,603

Total Investments	19,988,928	18,846,520

Receivables:
Employee contributions	32,867	21,281
Employer contributions	23,797	16,041
Accrued interest receivable	24,636	30,538

Total Receivables	81,300	67,860

Cash and cash equivalents	945	13,367

Total assets	20,071,173	18,927,747

Liabilities
Accounts payable	2,440	12,039
Excess contributions payable	49,782	35,043

Total Liabilities	52,222	47,082

Net Assets Available for Benefits	$20,018,951	$18,880,665

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Six Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003
Additions to Net Assets
Investment income:
Net realized and unrealized gains (losses) on investments	$(98,577)	$3,538,921
Interest and dividends	192,232	95,763

Total investment income	93,655	3,634,684

Contributions:
Employee	1,120,501	614,250
Employer	808,069	441,735
Rollovers	9,712	—
Other	45,000	—

Total contributions	1,983,282	1,055,985

Total additions	2,076,937	4,690,669

Deductions from Net Assets
Benefits paid to participants	888,869	285,221
Contribution refunds	49,782	31,472

Total deductions	938,651	316,693

Net increase in net assets available for benefits	1,138,286	4,373,976
Net assets available for benefits at beginning of period	18,880,665	14,506,689

Net assets available for benefits at end of period	$20,018,951	$18,880,665

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

A. Description of the Plan

The following description of the Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions .

General

Tandy Brands Accessories, Inc. (the “Company”) established the Plan effective as of January 1, 1991, as amended and restated effective July 1, 2000. The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service, of not less than 1,000 hours per year. The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage .

Contributions

Company contributions are discretionary based on eligible participants’ salary deferrals. The Plan provides for the Company to match participant contributions at 100% of the first 5% of the participant’s annual compensation as determined annually by the Company’s Board of Directors. Each participant may contribute during the Plan year from 1% to 10% of their compensation on a before tax basis, subject to Internal Revenue Service (“IRS”) limitations.

A participant is generally not subject to federal income tax on their deferrals, Company contributions or earnings thereon in the Plan, until withdrawal from the Plan .

Participant Accounts

The Plan adopted daily valuation as the method of valuing participant accounts. Each participant’s account is credited with the participant’s contributions and the allocation of the Company’s contributions and actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan - continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan. Generally, a participant is 100% vested upon completing three years of credited service. Following is the vesting schedule as related to the Plan :

Vesting
Years of Service	Percentage
Less than 1	0%
1	33%
2	67%
3	100%

A participant will be fully vested in all of their accounts under the Plan (including those accounts attributable to the Company’s contributions) upon reaching the Plan’s normal retirement age (age 65), their disability, or death.

Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to 5 years (or longer for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan as prime as published by the Wall Street Journal plus one percent. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

On termination of service due to death or retirement, or in instances of disability, financial hardship, or attainment of age 59 1/2, a participant may elect to receive (a) a lump-sum payment in cash, (b) monthly installments over any designated period, not to exceed ten years; or, (c) a combination of lump-sum payment in cash and Company stock. If withdrawing participants are not completely vested in their account balance, the subsequent forfeitures are available for reduction of Company contributions. Disbursements for benefits are recorded when paid.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan - continued

Forfeitures

Forfeited balances of terminated participants non-vested accounts are used (1) to restore the accounts of rehired participants who are re-employed prior to incurring a five year break in service and who are eligible for such restoration, as defined in the Plan and (2) to reduce future Company contributions. Approximately $6,000 and $7,000 of forfeitures were available and unused at December 31, 2004 and 2003, respectively .

Investment Options

A participant may direct employee contributions and employer-matching contributions to any of the fourteen available mutual funds, one common collective trust, or in Tandy Brands Accessories, Inc. common stock.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. These investments are subject to market or credit risks customarily associated with debt and equity investments.

Participant loans are valued at the unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

B. Summary of Significant Accounting Policies - continued

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company as determined by the Plan’s administrator .

Payment of Benefits

Benefits are recorded when paid.

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

	2004	2003
Non-participant directed:
Tandy Brands Accessories, Inc. common stock (787,447 and 819,451 shares, respectively)**	$11,528,224	$12,726,043
Participant directed:
Tandy Brands Accessories, Inc. common stock (19,113 and 15,635 shares, respectively)	279,815	242,812

Total	$11,808,039	$12,968,855

Janus Growth and Income Fund	$1,329,165	$955,609

**All employee salary deferrals prior to the restatement of the Plan effective July 1, 2000, are required to remain invested in Company stock .

Effective January 1, 2005, the Plan was amended for the purpose of removing all restrictions on the trading of Company stock in the Plan; therefore, the Plan no longer has any non-participant directed investments.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C. Investments - continued

The changes in net assets available for benefits for the non-participant directed Company stock for the year end six months ended December 31, 2004 and 2003, are as follows:

	Non-Participant Directed
	Company Stock
		Six Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003
Additions to Net Assets
Investment income:
Net realized and unrealized gains (losses) on investments	$(833,325)	$2,753,526

Deductions to Net Assets
Benefits paid to participants	364,494	69,515

Net increase (decrease) in net assets available for benefits	(1,197,819)	2,684,011

Net assets available for benefits at beginning of period	12,726,043	10,042,032

Net assets available for benefits at end of period	$11,528,224	$12,726,043

D. Tax Status

The IRS has determined and informed the Company by a letter dated January 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

F. Administration of Plan Assets

Contributions are held and managed by the trustee, who invests cash and investment income received and makes distributions to participants.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

G. Benefits Payable

At December 31, 2004 and 2003, there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, but had not yet been paid.

H. Contribution Refunds

For the year ended December 31, 2004 and the six months ended December 31, 2003 there were approximately $50,000 and $31,000 of excess contribution refunds, respectively.

I. Plan Amendments

The Plan has been amended to reflect the tax laws collectively referred to as GUST, and to reflect provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

On July 1, 2003, the Plan’s sponsor approved the change in the Plan’s year end from June 30 to December 31. The Plan reported its financial statements for the six months ended December 31, 2003 as a “short plan year” in accordance with the amendment to the Plan.

On July 1, 2003, the Plan’s sponsor approved an amendment regarding cash or accrued dividends on Tandy Brands Accessories, Inc. common stock in which the income attributable to the dividends shall be allocated to the participant’s individual account in the same manner as provided for in the Plan agreement.

Effective January 1, 2005, the Plan was amended for the purpose of removing all restrictions on the trading of Company stock in the Plan; therefore, the Plan no longer has any non-participant directed investments.

J. Concentrations

Approximately 59% and 69% of the Plan’s assets are invested in Tandy Brands Accessories, Inc. common stock at December 31, 2004 and December 31, 2003, respectively.

SUPPLEMENTAL SCHEDULE

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)
December 31, 2004

	EIN: 75-2349915
	Plan: 001
		(c) Description		(e) Current
(a)	(b) Identity of Issue	of Investments	(d) Cost	Value
*	Tandy Brands Accessories, Inc.	Common Stock (Non-Participant Directed)	$9,432,828	$11,528,224
*	Tandy Brands Accessories, Inc.	Common Stock (Participant Directed)		279,815
	Janus	Janus Growth and Income		1,329,165
	Van Kampen	Van Kampen Comstock		981,845
	William Blair	William Blair Mutual Fund		938,824
	Fidelity	Fidelity Mid Cap		919,913
	Van Kampen	Van Kampen Equity and Income		681,031
	Munder	Munder Index 500 Fund Class A		639,807
	Federated	Federated Capital Appreciation		624,080
	William Blair	William Blair Intl Growth N		599,385
	Dreyfus	Dreyfus Bond Market Index		429,667
	Munder	Munder US Govt Income Fund Class K		326,381
	Fidelity	Stable Value Fund Class C		299,729
	Neuberger	Neuberger Berman Genesis Trust		148,510
	Janus	Janus Mid Cap Value Fund		130,281
	Fidelity	Fidelity Small Cap		82,398
*	Participant Loans	Due 1 - 5 yrs.; 5.75% - 10.5%		49,873

				$19,988,928

* Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
/s/ J.S.B. Jenkins
J.S.B. Jenkins
Administrative Committee Member

Date: May 19, 2005

Index to Exhibits

Exhibit
No.	Description
23	Consent of Independent Registered Public Accounting Firm